SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         WESTERN PACIFIC AIRLINES, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   959080-10-2
                                 --------------
                                 (CUSIP Number)


                               ------------------



         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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--------------------------                                          ------------
CUSIP No.   959080-10-2                    13G                      Page 2 of 7
--------------------------                                          ------------

--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Aviation Holdings Limited Company
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------
 3            SEC USE ONLY


--------------------------------------------------------------------------------
 4            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Arizona Limited Liability Company
--------------------------------------------------------------------------------
                         5         SOLE VOTING POWER
      NUMBER OF
                                            0
                      ----------------------------------------------------------
       SHARES            6         SHARED VOTING POWER
    BENEFICIALLY
                                            0
                      ----------------------------------------------------------
      OWNED BY           7         SOLE DISPOSITIVE POWER
        EACH
                                            0
                      ----------------------------------------------------------
      REPORTING          8         SHARED DISPOSITIVE POWER
     PERSON WITH
                                            0
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EA H REPORTING PERSON

                    0
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            |_|

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    0%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

                    OO (LLC)
--------------------------------------------------------------------------------

-------------------------                                           ------------
CUSIP No.   959080-10-2                   13G                       Page 3 of 7
-------------------------                                           ------------

--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Aviation Group Limited Partnership
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
 3            SEC USE ONLY


--------------------------------------------------------------------------------
 4            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Arizona Limited Partnership
--------------------------------------------------------------------------------
                         5         SOLE VOTING POWER
      NUMBER OF
                                   0
                      ----------------------------------------------------------
       SHARES            6         SHARED VOTING POWER
    BENEFICIALLY
                                   1,058,774 (See disclaimer in item 4 below)
                      ----------------------------------------------------------
      OWNED BY           7         SOLE DISPOSITIVE POWER
        EACH
                                   0
                      ----------------------------------------------------------
      REPORTING          8         SHARED DISPOSITIVE POWER
     PERSON WITH
                                   1,058,774 (See disclaimer in item 4 below)
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,058,774 (See disclaimer in item 4 below)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            |_|

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.9%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

                    PN
--------------------------------------------------------------------------------

---------------------------                                         ------------
CUSIP No.   959080-10-2                   13G                       Page 4 of 7
---------------------------                                         ------------

--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Edward R. Beauvais
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                     (b) |_|


--------------------------------------------------------------------------------
 3            SEC USE ONLY


--------------------------------------------------------------------------------
 4            CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States Citizen
--------------------------------------------------------------------------------
                         5         SOLE VOTING POWER
      NUMBER OF
                                   130,000
                      ----------------------------------------------------------
       SHARES            6         SHARED VOTING POWER
    BENEFICIALLY
                                   1,058,774 (See disclaimer in item 4 below)
                      ----------------------------------------------------------
      OWNED BY           7         SOLE DISPOSITIVE POWER
        EACH
                                   130,000
                      ----------------------------------------------------------
      REPORTING          8         SHARED DISPOSITIVE POWER
     PERSON WITH
                                   1,058,774 (See disclaimer in item 4 below)
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,188,774 (See  isclaimer in item 4 below)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            |_|

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.8%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                                                                    Page 5 of 7
                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13G

                  The items identified below are amended as set forth below.

Item 2(a).        Name of Person Filing:

                  This statement is being filed on behalf of the following entities and individual:

                  Aviation Holdings Limited Company ("AHLC");
                  Aviation Group Limited Partnership ("AGLP"); and Edward R. Beauvais ("Beauvais").

Item 4.           Ownership.

                  As of June 9, 1997, (i) AHLC beneficially owned no shares of Common Stock of the Issuer; (ii) AGLP beneficially owned 1,058,774 shares of Common Stock of the Issuer, or 7.9% of the then outstanding Common Stock of the Issuer; and (iii) Beauvais beneficially owned 1,188,774 shares of Common Stock of the Issuer, or 8.8% of the then outstanding Common Stock of the Issuer, which includes 60,000 shares of Common Stock issuable upon the exercise of stock options. Each of the foregoing ownership interests is based on a total of 13,484,694 shares of Common Stock outstanding as of May 31, 1997.

                  As to all shares of Common Stock beneficially owned by AGLP, AGLP disclaims voting and disposition power with respect thereto. Beauvais disclaims beneficial ownership of 1,058,774 shares of Common Stock, which shares are currently held in the name of AGLP.

                  As to the 1,058,774 shares of Common Stock beneficially owned by AGLP, of which Beauvais is a general partner and Beauvais (along with his spouse and children) is a beneficial owner, AGLP shares voting and disposition power with respect thereto. Beauvais shares voting and disposition power with respect to 1,058,774 shares of Common Stock, which shares are currently held in the name of AGLP. Beauvais has sole voting and disposition power with respect to 130,000 shares of Common Stock.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Effective June 9, 1997, AHLC had ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock by virtue of the dissolution of AHLC as an Arizona limited company. In connection with such dissolution, AHLC is distributing to its Members all of its remaining assets, including 1,551,075 shares of Common Stock that was distributed to the Members on June 9, 1997.


                  Exhibit A   Joint Filing Agreement dated as of July 8, 1997.
                  Exhibit B   Limited Power of Attorney and Confirming Statement
                              (incorporated by reference to Exhibit B of Amendment 2 to Schedule 13G dated February
                              25, 1997 and filed with the Securities and Exchange Commission on February 27, 1997).


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   AVIATION HOLDINGS LIMITED COMPANY


DATED:  July 8, 1997               By:     /c/ C. Steven Rorke
                                        ----------------------
                                            Edward R. Beauvais, Manager
                                            by C. Steven Rorke,
                                            Attorney-in-Fact


                                   AVIATION GROUP LIMITED PARTNERSHIP


DATED:  July 8, 1997               By:     /c/ C. Steven Rorke
                                        ----------------------
                                            Edward R. Beauvais, General Partner
                                            by C. Steven Rorke,
                                            Attorney-in-Fact


DATED:  July 8, 1997               By:     /c/ C. Steven Rorke
                                        ----------------------
                                            Edward R. Beauvais, personally
                                            by C. Steven Rorke,
                                            Attorney-in-Fact

                                                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on Schedule 13G and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.


                                AVIATION HOLDINGS LIMITED COMPANY


DATED:  July 8, 1997            By:     /c/ C. Steven Rorke
                                     ----------------------
                                         Edward R. Beauvais, Manager
                                         by C. Steven Rorke,
                                         Attorney-in-Fact


                                AVIATION GROUP LIMITED PARTNERSHIP



DATED:  July 8, 1997            By:     /c/ C. Steven Rorke
                                     ----------------------
                                         Edward R. Beauvais, General Partner
                                         by C. Steven Rorke,
                                         Attorney-in-Fact



DATED:  July 8, 1997            By:     /c/ C. Steven Rorke
                                     ----------------------
                                         Edward R. Beauvais, personally
                                         by C. Steven Rorke,
                                         Attorney-in-Fact